                                                                                                  Exhibit 10.50

February 9, 2004

Mr. Philip K. Polkinghorn
73 Forest Street
Wellesley, MA 02481

Dear Phil:

I am pleased to extend our offer of employment for the position of Executive Vice President, Life and Annuity
Manufacturing for The Phoenix Companies, Inc. (PNX). This position will report to the Chairman and Chief
Executive Officer of PNX and will be based in Hartford. The structure of our offer is as follows:

Base Salary:                   $450,000, payable twice per month in the amount $18,750.

Annual Incentive:              You will participate in PNX's Corporate Performance Incentive Plan. Your target will be 65% of your base salary or $292,500. Your maximum annual incentive potential will be $585,000. If the threshold performance target is met you will receive $146,250.

Guarantee:                     You will be guaranteed your annual incentive plan target payment of $292,500.
                               The actual award may exceed $292,500 if the performance results in a higher payment as determined as in accordance with the terms of the Performance
                               Incentive Plan. This amount will be payable at the same time as other awards payable under the plan. You are not eligible to receive this guaranteed payment if you voluntarily terminate your employment for any reason prior to one year from the date you commence employment with PNX.

Long Term Incentive:           You will participate in PNX's Long Term Incentive Plan beginning with the
                               2004-2006 performance cycle. This plan is a performance share plan that pays out in restricted stock units (RSUs) if PNX meets its ROE target for the three-year cycle. Your target will be 60% of base salary or $270,000 of performance shares. The maximum performance shares available under this plan are
                               $540,000. If the threshold performance target is met, you will receive
                               $135,000 of performance shares. The target number of performance shares available is determined based upon the stock price at the beginning of the cycle ($12.24).

Signing Bonus:                 You will receive a one-time cash-signing bonus of $375,000 payable in two installments. The first installment of $250,000 will be paid with your first
                               PNX paycheck. You will be required to repay this amount if you voluntarily terminate your employment within one year of your start date. The second installment of $125,000 will be paid one year from your start date. You will be required to repay this amount if you voluntarily terminate your employment within one year after the payment of the second installment. PNX reserves the right to offset this obligation against any amounts which may be due to you from PNX or its affiliates at the time of your termination.

Option Grant:                  We will grant you 50,000 of PNX options valued at the closing price on your start date. These options vest over three years with a ten-year duration. These options are governed by the terms of PNX's Stock Option Plan.

Restricted Stock Units:        You will receive RSUs representing $500,000 of PNX's common stock valued using the average closing price over the 10 trading days prior to your start date.
                               These restricted stock units will vest at the end of three years from your start date. You will be required to retain these shares in accordance with
                               PNX's share ownership and retention guidelines. You will receive a PNX change in control agreement, substantially the same as those provided to other executive vice presidents, which will be amended to add a special provision regarding vesting of restricted stock units in the event of a "change of control". Pursuant to this provision, your $500,000 award of RSUs will vest immediately in the event of a "change in control" and a termination by you for
                               "good reason" or a termination of you by PNX or its successor "other than for cause". These terms are defined in the change of control agreement.

Performance Based Restricted Stock Units:
                               You will also be eligible to receive an additional $750,000 of restricted stock units based upon achieving certain performance criteria, established by PNX for the life and annuity manufacturing business measured at the end of a three year period. Your ability to sell the performance RSUs and holding period will be the same as the RSUs described above. The initial pricing on the performance RSUs will be the same as the RSUs described above.

Vacation:                      You will receive 21 vacation days annually and you will also be eligible for 5 floating holidays, three of which are company-mandated holidays.

You are also eligible to participate in a wide variety of benefits including The Phoenix Companies, Inc.
Savings and Investment Plan, the Employee Pension Plan and Supplemental Retirement Plan, and certain welfare benefit plans immediately following employment. The welfare benefits include health, life, accidental death and long term disability coverage. Details and information regarding these benefits will be forwarded under separate cover.

You are also eligible to participate in the company's relocation program and we will express mail details on this program as well.

This offer is contingent upon the results of a background investigation that is satisfactory to Phoenix.

Phil, we hope you will join our management team. If you accept the terms outlined in this letter, please sign the acknowledgement below and return this letter to me and keep a copy for your records. If you have any questions, please feel free to contact me at (860) 403-5941 at work or my cell phone (860) 559-3086.

Sincerely

/s/ Bonnie J. Malley
Bonnie J. Malley

Acknowledged:

/s/ Philip J. Polkinghorn
Philip J. Polkinghorn